Exhibit 99.(d)(7)(i)

Appendix A

INVESTMENT ADVISORY AGREEMENT
FOR
OAKMARK GLOBAL SELECT FUND

AMENDED FEE SCHEDULE

The Trust shall pay out of Fund assets to the Adviser a monthly fee, based on the Fund’s average daily net assets, at the annual rate of 0.820% up to $250 million; 0.795% on the next $250 million; 0.775% on the next $4.5 billion; 0.760% on the next $10 billion; and 0.750% over $15 billion.

Dated: December 15, 2020